Exhibit 11 - Computation of Earnings per Share
Amen Properties, Inc.

					Twelve Months Ended 12/31/07		Twelve Months Ended 21/31/06
Description	Total Shares	Grant / Purch. Date	Current Period Days O/S	YTD Days O/S	Basic Weighted Shares	Diluted Weighted Shares	Basic Weighted Shares	Diluted Weighted Shares
Common Stock	2,290,589	Various	365	365	836,064,985	836,064,985	805,268,475	805,268,475

Preferred A Stock – Convertible	616,447	9/29/00	243	243	--	149,796,621	--	225,003,155

Conversion of Preferred A	616,447	8/31/07	122	122	75,206,534	75,206,534	--	--

Preferred B Stock – Convertible	233,317	1/9/02	243	243	--	56,696,031	--	85,160,705

Conversion of Preferred B	233,317	8/31/07	122	122	28,464,674	28,464,674	--	--

Preferred C Stock – Convertible	500,000	3/1/05	243	243	--	121,500,000	--	182,500,000

Conversion of Preferred C	500,000	8/31/07	122	122	61,000,000	61,000,000	--	--

Stock Issuance for Employee Comp	3,104	8/1/07	152	152	471,808	471,808	--	--

Stock Issuance for Employee Comp	15,122	9/4/07	118	118	1,784,396	1,784,396	--	--

Stock Issuance for Employee Comp	2,393	11/5/07	56	56	134,008	134,008	--	--

Warrants Exercised	55,210	8/31/07	122	122	6,735,620	6,735,620	19,152,898	19,152,898

Dilutive Effect of Warrants	6,479	3/1/05	365	365	--	2,364,860	--	17,956,025

Dilutive Effect of Stock Options	43,807	Various	365	365	--	15,989,535	--	13,046,129
					1,009,862,025	1,356,209,072	824,421,373	1,348,087,387

Days Outstanding from Beginning of Period					365	365	365	365
Weighted Average Number of Common Shares Outstanding					2,766,745	3,715,641	2,258,689	3,693,390

Net Income from Continuing Operations					$1,607,862	$1,607,862	$2,257,777	$2,257,777
Net Income					$1,296,511	$1,296,511	$2,161,158	$2,161,158

Net Income from Continuing Operations per Share					$0.58	$0.43	$1.00	$0.61
Net Income per Share					$0.47	$0.35	$0.96	$0.59

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